FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   June 25, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 26, 2003

Item 3: Press Release

A Press release dated and issued May 26, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

High-grade Platinum Group metal values continued to be encountered in the Phase 6 drill program now in progress on the River Valley PGM project, near Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated May 26, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ May 27, 2003______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

MAY 26, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

More High Grade at River Valley

River Valley PGM Project, Sudbury, Ontario

Highlights:

•

High Grade at both Dana Lake and in the Lismer’s Ridge Area

•

Surface values of up to 10g/t Pd+Pt in Varley to be drill tested

•

$5.3 million - 2 rig drill program in progress

High-grade Platinum Group metal (PGM) values continued to be encountered in the Phase 6 drill program now in progress on the River Valley PGM project, near Sudbury, Ontario. Drilling continues with two drill rigs, one situated in the Dana Lake area and the other located approximately 3 kilometres to the southeast in the Lismer’s Ridge area. Significant mineral resources were reported from both these areas in October 2002. The current program is aimed at expanding these resources.

The River Valley Property is being explored as part of a 50:50 joint venture between the Company and Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the project Manager. To date Anglo Platinum has committed over $12 million to the project.

Assay values are reported for 6 holes from Dana Lake (DL-series) and 7 holes from Lismer’s Ridge (LR-series).  Very encouraging grades of mineralization are reported from holes collared in both areas.

DANA LAKE NORTH

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	M	ft	ppb	ppb	ppb	g/t
DL-116	269.50	370.50	101.00	331.38	48	262	725	1.03	2.8
incl.	269.50	282.50	13.00	42.65	90	521	1531	2.14	2.9
incl.	271.00	272.00	1.00	3.28	214	1125	3965	5.30	3.5
incl.	278.50	281.50	3.00	9.84	127	810	2245	3.18	2.8
incl.	346.00	370.50	24.50	80.38	75	409	1207	1.69	3.0
incl.	355.00	361.50	6.50	21.33	140	742	2253	3.13	3.0
incl.	360.00	361.00	1.00	3.28	201	1305	3730	5.24	2.9

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	M	ft	ppb	ppb	Ppb	g/t
DL-117	163.50	176.50	13.00	42.65	62	327	931	1.32	2.8
	195.00	204.50	9.50	31.17	81	308	844	1.23	2.7
	200.50	202.00	1.50	4.92	161	622	1763	2.55	2.8
	211.50	212.00	0.50	1.64	104	792	2620	3.52	3.3

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	Ppb	g/t
DL-118	229.00	290.50	61.50	201.78	103	568	1241	1.91	2.2
incl.	229.00	243.00	14.00	45.93	116	633	1649	2.40	2.6
incl.	234.00	236.50	2.50	8.20	198	1136	2772	4.11	2.4
incl.	234.50	235.50	1.00	3.28	255	1445	4420	6.12	3.1
incl.	235.00	235.50	0.50	1.64	313	1790	5390	7.49	3.0
incl.	239.50	240.00	0.50	1.64	201	1450	3290	4.94	2.3
incl.	248.50	249.00	0.50	1.64	242	3350	9580	13.17	2.9
incl.	258.50	259.00	0.50	1.64	213	1540	2920	4.67	1.9
incl.	273.00	273.50	0.50	1.64	227	1180	2650	4.06	2.2
incl.	280.50	281.00	0.50	1.64	233	1870	2960	5.06	1.6

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-119	155.00	155.50	0.50	1.64	9	553	846	1.41	1.5
	156.50	157.00	0.50	1.64	23	601	953	1.58	1.6
	166.50	168.00	1.50	4.92	147	260	653	1.06	2.5
	174.50	175.00	0.50	1.64	52	233	795	1.08	3.4
	205.50	206.00	0.50	1.64	197	640	1880	2.72	2.9

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-120	224.50	235.50	11.00	36.09	87	500	1444	2.03	2.9
incl.	224.50	226.00	1.50	4.92	140	870	2727	3.74	3.1
incl.	225.50	226.00	0.50	1.64	197	1140	3390	4.73	3.0
incl.	227.00	229.50	2.50	8.20	113	786	2250	3.15	2.9
incl.	227.50	228.00	0.50	1.64	116	1170	3330	4.62	2.8
	262.00	265.50	3.50	11.48	50	384	1100	1.53	2.9
incl.	264.50	265.00	0.50	1.64	89	1090	3600	4.78	3.3

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-121	187.50	188.00	0.50	1.64	91	416	1200	1.71	2.9
	193.50	194.00	0.50	1.64	45	325	1030	1.40	3.2
	198.50	200.00	1.50	4.92	45	708	2080	2.83	2.9
incl.	198.50	199.00	0.50	1.64	60	1130	3160	4.35	2.8
	220.00	221.00	1.00	3.28	35	269	797	1.10	3.0

LISMER'S RIDGE NORTH

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	Ft	ppb	ppb	ppb	g/t
LR-89	281.00	283.50	2.50	8.20	95	1173	2160	3.43	1.8
incl.	281.50	283.50	2.00	6.56	96	1382	2610	4.09	1.9
incl.	282.00	282.50	0.50	1.64	128	2680	4820	7.63	1.8
incl.	282.00	283.50	1.50	4.92	93	1633	3103	4.83	1.9
	284.50	289.50	5.00	16.41	72	414	851	1.34	2.1
	317.00	324.00	7.00	22.97	49	290	744	1.08	2.6
	320.00	330.00	10.00	32.81	45	261	714	1.02	2.7

LISMER'S RIDGE SOUTH

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	M	Ft	ppb	ppb	ppb	g/t
LR-91	139.50	141.50	2.00	6.56	50	270	691	1.01	2.6
	247.00	253.00	6.00	19.69	63	326	896	1.28	2.7
incl.	247.50	248.00	0.50	1.64	97	1100	3580	4.78	3.3

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	M	Ft	ppb	ppb	ppb	g/t
LR-92	197.00	201.00	4.00	13.12	43	188	478	0.71	2.5
	199.00	200.00	1.00	3.28	75	330	821	1.23	2.5

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	Ft	ppb	ppb	ppb	g/t
LR-93	266.00	284.50	18.50	60.70	125	643	1934	2.70	3.0
incl.	267.50	272.00	4.50	14.76	247	1294	4460	6.00	3.4
incl.	270.00	271.50	1.50	4.92	292	1349	5623	7.26	4.2
incl.	268.50	269.00	0.50	1.64	318	2140	6220	8.68	2.9
incl.	276.00	284.50	8.50	27.89	119	605	1631	2.36	2.7
incl.	279.50	280.50	1.00	3.28	197	1020	2985	4.20	2.9
incl.	283.50	284.50	1.00	3.28	236	1440	3420	5.10	2.4

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-94	290.50	292.00	1.50	4.92	50	705	1786	2.54	2.5
incl.	291.00	291.50	0.50	1.64	93	1270	3630	4.99	2.9
	295.50	309.50	14.00	45.93	49	296	760	1.11	2.6
incl.	306.00	307.00	1.00	3.28	190	1101	2910	4.20	2.6
incl.	306.50	307.00	0.50	1.64	210	1360	3540	5.11	2.6

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-95	233.50	261.50	28.00	91.87	72	415	1102	1.59	2.7
incl.	241.00	249.00	8.00	26.25	112	588	1622	2.32	2.8
incl.	242.00	243.50	1.50	4.92	204	853	3016	4.07	3.5
incl.	242.00	242.50	0.50	1.64	217	679	3924	4.82	5.8
incl.	256.50	260.50	4.00	13.12	110	749	2312	3.17	3.1
incl.	257.50	259.00	1.50	4.92	158	1155	3873	5.19	3.4
incl.	258.00	258.50	0.50	1.64	241	1880	6623	8.74	3.5

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-96	259.00	283.00	24.00	78.74	90	576	1538	2.20	2.7
incl.	259.50	270.50	11.00	36.09	102	686	1950	2.74	2.8
incl.	259.50	264.00	4.50	14.76	136	915	2657	3.71	2.9
incl.	262.00	262.50	0.50	1.64	269	1840	3700	5.81	2.0
incl.	263.00	264.00	1.00	3.28	190	1365	4470	6.02	3.3
incl.	271.00	274.50	3.50	11.48	124	887	1870	2.88	2.1
incl.	271.00	272.00	1.00	3.28	195	1700	3155	5.05	1.9
incl.	271.00	271.50	0.50	1.64	197	1710	4130	6.04	2.4
incl.	275.50	280.50	5.00	16.41	96	483	1416	2.00	2.9
incl.	276.50	277.50	1.00	3.28	182	870	2480	3.53	2.9

Because of the size of the two principal mineralized zones - Dana Lake and Lismer’s Ridge are each >1km in strike length - which are both being continually expanded, delineation drilling will continue in both areas for at least another month.  Subsequently, at least one of the drill rigs will be moved southeast of Lismer’s Ridge to evaluate numerous outcropping PGM showings that occur along another 5 kilometres of the prospective intrusive contact; this will include the Varley area that has surface values of up to 10g/t Pd+Pt. In addition, various other target generation techniques are being employed to focus and direct current and potential future geological exploration activity.

The reoccurring high grade values in many of the holes being drilled demonstrate the potential for not only open pit mining but also the potential for developing underground mineable resources, pending the outcome of an economic assessment.  As part of the updating of the various mineral resources on the property that will be carried out later this year, much greater attention will be given to determining the continuity and disposition of the higher-grade material.

The Qualified Person for this release is Scott Jobin-Bevans, P. Geo., M.Sc. and assays were carried out by XRAL Laboratories (SGS Group).

Drill Hole Collar Information

DDH	Grid E	Grid N	Length (m)	Az	Dip	DDH	Grid NE	Grid SE	Length (m)	Az	Dip
DL-116	-250	234	422	43	-59	LR-89	570	-1495	350	41	-60
DL-117	-233	293	393	87	-55	LR-91	536	-1825	269	40	-45
DL-118	-339	393	371	89	-63	LR-92	486	-1825	344	43	-48
DL-119	-168	177	233	41	-43	LR-93	538	-1850	293	42	-46
DL-120	-168	177	305	42	-59	LR-94	538	-1850	349	45	-54
DL-121	-191	194	263	43	-46	LR-95	553	-1880	283	44	-55
						LR-96	553	-1880	314	44	-61

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  Reg#  82-4828

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 21, 2003

Item 3: Press Release

A Press release dated and issued May 21, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that a joint venture agreement has been signed with LONMIN PLC regarding the Union Bay Platinum Project, Alaska.

Item 5: Full Description of Material Change

See attached News Release dated May 21, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ May 22, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

MAY 21, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

Pacific North West Capital Enters into a Joint Venture with LONMIN PLC,

Union Bay Platinum Project, Ketchikan, Alaska

Highlights:

•

Joint Venture signed with Major Platinum Producer

•

US$ 815,000  Budget for 2003

•

Exploration Programs begin May 2003

•

CDN $6.8 million committed by Major Platinum Producers for 3 North American PGM projects

•

PFN – Operator of all 3 Projects

Pacific North West Capital Corp. (PFN) and Freegold Ventures Limited (Freegold) are pleased to announce that a joint venture agreement has been signed with LONMIN PLC (the world’s third largest underground platinum group metals producer which produced approximately 1.5 million ounces of platinum group metals and gold in 2002) regarding the Union Bay Platinum Project, Alaska. The LONMIN agreement represents PFN’s third exploration project financed by a major mining company.

The Union Bay prospect is located in southeast Alaska approximately 35 miles northwest of Ketchikan.  Six zones of multi-gram platinum values have been identified to date.  A diamond drill program (4 holes, 356 metres) was completed in September 2001. Values up to 11.2 g/t platinum over 0.5 metre were intersected.  Only limited exploration has been completed on the project to date.

In 2003, LONMIN will fund a US$815,000 exploration program slated to begin immediately, which will include drilling on several known outcropping targets. Systematic surface exploration will be carried out with the objective of defining additional drill targets.

LONMIN has the option to continue to fund the Union Bay Project, by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US$750,000 for each year thereafter.  PFN is the Operator of the project during the exploration phase. Under the terms of the agreement, LONMIN may earn up to 70% interest in the project by delivering a full feasibility study.

Upon the decision, by the JV Management Committee to proceed to place the project into commercial production, LONMIN will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs

Under an earlier agreement between PFN and Freegold dated October 1, 2002, and subsequently amended April 2, 2003, PFN has the right to earn 50% of Freegold’s interest in the project.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America.  At present, PFN has two key projects, River Valley (joint ventured with Anglo American Platinum Corporation Limited (Anglo Platinum), the world’s largest producer of platinum group metals) and Agnew Lake, currently under option to Anglo Platinum.  In 2003, Anglo Platinum is funding the  $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it to production. Total exploration commitments by major companies on PFN’s projects in 2003 amount to CDN $6.8 million dollars.

For further information, please contact PFN’s Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  Reg#  82-4828

“Harry Barr”

Harry Barr, Chairman & CEO